UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

July 18, 2022

Commission File Number: 1-37968

YATRA ONLINE, INC.

Gulf Adiba, Plot No. 272, 4th Floor

Udyog Vihar, Phase-II

Sector-20, Gurugram-122008, Haryana

India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Cooperation Agreement

On July 17, 2022, Yatra Online, Inc. (the “Company”) entered into a cooperation agreement (the “Cooperation Agreement”) with MAK Capital One L.L.C. (collectively with its affiliates, the “Investor Group”).

Effective upon the execution and delivery of the Cooperation Agreement, the Board expanded the size of the Board from five to six members, and appointed Michael A. Kaufman to the Board as a Class I director for a term expiring at the Company’s 2023 annual general meeting of shareholders (the “2023 Annual General Meeting”).

Pursuant to the Cooperation Agreement, the parties agreed that the Company would make certain revisions to Proposal No. 3 to be voted on by shareholders at the 2022 annual general meeting (“Revised Proposal No. 3”) regarding the adoption by way of special resolution of the Seventh Amended and Restated Memorandum and Articles of Association of the Company (the “New Articles”). Revised Proposal No. 3 includes a proposed amendment that, if approved by shareholders, will require the Company to hold an annual general meeting each calendar year. Revised Proposal No. 3 also proposes a revised definition of “Loss of Control” in the New Articles to clarify under what circumstances a “Loss of Control” will occur. The loss of control provision is intended to address a possible deconsolidation between Yatra Online Limited, the Company and other subsidiaries that are or may be listed on international exchanges. Revised Proposal No. 3 also proposes that the New Articles provide that the Company will not allow or approve a Loss of Control Event without first obtaining the approval of an ordinary resolution.

In addition, during the term of the Cooperation Agreement, the Investor Group will be subject to customary standstill restrictions, including with respect to acquiring, or controlling, beneficial ownership of more than 39.9% of the Company’s outstanding ordinary shares, nominating or recommending for nomination any persons for election to the Board (except as expressly permitted by the Cooperation Agreement), submitting any proposal for consideration at any annual general or extraordinary meetings and soliciting any proxy, consent or other authority to vote from shareholders or conducting any other referendum (including any “withhold,” “vote no” or similar campaign). During the term of the Cooperation Agreement, the Investor Group has agreed to vote all of its respective shares of the Company’s ordinary shares at all annual general and extraordinary meetings and any consent solicitations of the Company’s shareholders in accordance with the Board’s recommendations, subject to certain exceptions relating to extraordinary transactions.

The Cooperation Agreement contains customary litigation, non-disparagement and confidentiality provisions, and will terminate on the date that is the earlier to occur of (i) 30 calendar days prior to the 2023 Annual General Meeting or (ii) 60 calendar days following the resignation of Mr. Kaufman.

The summary above of the terms of the Cooperation Agreement is qualified in its entirety by reference to the full text of the Cooperation Agreement, a copy of which is filed as Exhibit 99.1, to this Current Report on Form 6-K and is incorporated herein by reference.

Revised Notice and Proxy Statement

A revised Notice of the Annual General Meeting and proxy statement relating to the Company’s 2022 annual general meeting of shareholders is attached as Exhibit 99.2 to this Current Report on Form 6-K.

Exhibit Index

Exhibit No.	Description

99.1	Cooperation Agreement, dated July 17, 2022, by and among the Investor Group and the Company.

99.2	Revised Proxy Statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

YATRA ONLINE, INC.

Date: July 18, 2022	By:	/s/ DHRUV SHRINGI
Dhruv Shringi
Chief Executive Officer